Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2009	2010

Net Income	$95	$106
Equity in earnings of unconsolidated affiliates, net of distributions	─	5
Income taxes	66	96
Capitalized interest	(1)	(1)
	160	206

Fixed charges, as defined:

Interest	54	51
Capitalized interest	1	1
Interest component of rentals charged to operating expense	2	6
Total fixed charges	57	58

Earnings, as defined	$217	$264

Ratio of earnings to fixed charges	3.81	4.55